02028948

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: United Reef Ltd

*CURRENT ADDRESS:

**FORMER NAME:

PROCESSED
MAY 1 5 2002
THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 4331 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/10/02

02 MAY -9 AM 10:38

AR/S
11-30-01

UNITED REEF LIMITED

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2001

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The financial statements have been prepared by management. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where necessary, reflect management's best estimates and judgements. Management acknowledges responsibility for the fairness, integrity and objectivity of all information contained in the financial statements.

Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

Michael D. Coulter
President

AUDITORS' REPORT
To the Shareholders of
UNITED REEF LIMITED

We have audited the balance sheet of **UNITED REEF LIMITED** as at November 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
April 12, 2002

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

November 30,		2001		2000
ASSETS				
Current				
Cash	$	44,749	$	4,995
Prepaid expenses and sundry receivables		14,250		30,800
		58,999		35,795
Investment in AXMIN Inc. (note 3)		72,483		72,483
Investment in marketable securities		8,379		-
Investment in resource properties (note 4)		1,957		10,004
	$	141,818	$	118,282
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	156,399	$	149,716
Loans payable to related parties (note 5)		-		21,267
Due to a related party (note 6)		212,541		202,269
		368,940		373,252
SHAREHOLDERS' DEFICIENCY				
Capital Stock (note 7)		17,127,558		17,127,558
Deficit		(17,354,680)		(17,382,528)
		(227,122)		(254,970)
	$	141,818	$	118,282

See accompanying notes to the financial statements

Approved on behalf of the Board

Michael D. Coulter
Director

Mousseau Tremblay
Director

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)

For the years ended November 30,	2001	2000
Revenue	$ -	$ -
Expenses		
Administration	$ 63,569	$ 71,865
Loss on foreign exchange	3,242	1,542
	66,811	73,407
Less: Sundry income	-	(2,468)
Loss before the following	(66,811)	(70,939)
Write-down of capital assets	-	(2,279)
Write-down of exploration expenditures	(16,307)	(17,056)
Write-down of marketable securities	(11,621)	-
Sale of mining equipment	66,948	-
Sale of Central African Republic subsidiary	40,000	-
Gain on sale of mining claims	20,000	-
Loss on sale of marketable securities	(4,360)	-
Net income (loss) for the year	27,849	(90,274)
DEFICIT, beginning of year	(17,382,528)	(17,292,254)
DEFICIT, end of year	$ (17,354,680)	$ (17,382,528)
Income (loss) per share for the year (note 7(d))	$ 0.001	$ (0.002)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)

For the years ended November 30,	2001	2000
Operating activities		
Net income (loss) for the year	$ 27,849	$ (90,274)
Write-down of capital assets	-	2,279
Write-down of exploration expenditures	16,307	17,056
Write-down of marketable secuities	11,621	-
Gain on sale of mining equipment	(66,948)	
Gain on sale of Central African Republic subsidiary	(40,000)	-
Gain on sale of mining claims	(20,000)	-
Loss on sale of marketable securities	4,360	-
	(66,811)	(70,939)
Non-cash items:		
Prepaid and sundry receivables	16,550	12,037
Accounts payable and accrued liabilities	6,682	(1,820)
	(43,579)	(60,722)
Investing activities		
Proceeds on sale of marketable securities	35,640	-
Net proceeds on sale of mining equipment	66,948	-
Expenditures on resource properties	(8,260)	-
Increase in resource properties	-	(27,057)
	94,328	(27,057)
Financing activities		
Increase (decrease) in loans payable to related parties	(21,267)	21,267
Increase in amount due to a related party	10,272	49,113
Issuance of shares	-	20,000
	(10,995)	90,380
Change in cash	39,754	2,601
CASH, beginning of year	4,995	2,394
CASH, end of year	$ 44,749	$ 4,995

See accompanying notes to the financial statements.

UNITED REEF LIMITED

Notes to the Financial Statements

November 30, 2001

1. Nature of Operations

United Reef Limited (the "Corporation") is a mineral exploration company which at present holds only nominal interests in exploration properties and is not carrying out active exploration work. It remains management's intention to reactivate the Corporation in the mineral exploration sector.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Exploration properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amount shown for non-producing resource properties do not necessarily reflect present or future values.

Reclamation costs

Expenditures relating to on-going environmental and reclamation programs on properties under development are treated as part of the corresponding exploration and development costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Basis of Presentation

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Corporation's ability to settle its debt and obtain financing in order to continue its operations. Management is of the opinion that suitable exploration targets will be identified and that external financing will be obtained to meet the Corporation's liabilities and commitments as they become due.

Investments

Long-term investments are recorded at cost less any provision for an other than temporary decline in market value.

3. Investment in AXMIN Inc. (formerly Asquith Resources Inc.) ("AXMIN")

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR"), Mali, Ghana, Senegal and Tanzania. The Corporation holds a 2% net smelter royalty on the CAR project.

4. Investment in resource properties

The Corporation held a 50% interest in 12 patented mining claims (the "Claims") located in Foy Township, Sudbury Mining Division, Ontario. In 2000 the Corporation acquired the other 50% interest in the claims by the issuance of 100,000 common shares of the Corporation valued at $0.20 per share. Subsequent to that transaction, the Corporation granted an option to Crowflight Minerals Inc. ("Crowflight") to acquire a 50% interest in the Claims. In order to acquire the 50% interest Crowflight was required to pay $10,000 on signing of the agreement (received - 2000), pay $10,000 (received 2001) and issue 50,000 (received 2001) of its common shares upon receipt of regulatory approval of the transaction and issue an additional 50,000 of its common shares to the Corporation on each of the 1st 2nd and 3rd anniversaries of the agreement. In addition, Crowflight is required to expend a total of $550,000 on the Claims over the next five years. The value of the shares has been written down to reflect the loss on the sale of the shares subsequent to the year end. Crowflight has been in default under the terms of the option since November 20, 2001.

5. Loans payable to related parties

During 2000, a director of the Corporation and a company of which another director is a shareholder made loans to the Corporation totaling $21,267. The Corporation used these funds to pay a portion of the cost of transporting two large pieces of earthmoving equipment from the Central African Republic to auction in Belgium. The loans were non-interest bearing and were repaid in full from proceeds of the sale of the equipment during the year.

6. Due to a related party

During the year, the Corporation incurred expenses in the amount of $30,228 (2000 - $43,033) for rent, accounting, secretarial and administrative services provided by a company whose shareholders are the President and Secretary of the Corporation. The Corporation was indebted to this company for $212,541 (2000 - $202,269) at year-end.

7. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) Issued and Outstanding Shares:

Common shares	Shares		Amount
Balance at November 30, 1999	39,162,203	$	17,107,557
Issued for interest in an exploration property	100,000		20,000
Balance at November 30, 2000 and 2001	39,262,203	$	17,127,557

(c) *Common Share Purchase Options:*

The Corporation has an incentive stock option plan which governs the granting and exercise of options issued to directors, officers and employees of the Corporation. There were no stock options outstanding pursuant to the plan during 2000 or 2001.

(d) *Net Income (Loss) Per Share*

Net income (loss) per share is calculated using the weighted average number of shares outstanding during the period which was 39,262,203 shares (2000-39,206,192).

8. **Income Taxes**

The major components of the future tax assets and liabilities classified by the source of temporary differences that gave rise to the benefit are as follows.

	2001	2000
Assets		
Net operating losses (expiring 2002-2008)	$ 1,099,000	$ 1,195,000
Net capital loses (unlimited)	1,552,000	1,552,000
Canadian exploration and development expenses	341,000	313,000
Foreign exploration and development expenses	420,000	410,000
Total	3,412,000	3,470,000
Valuation allowances	(3,412,000)	(3,470,000)
	$ -	$ -

In assessing the reliazability of the future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the corporation will not realize the benefits of these deductible differences at November 30, 2001.

As at the year-end, the Corporation had the following approximate tax loss carryforwards available, to the extent permitted by tax regulations, to reduce future income taxes:

(a) *Non-Capital Losses*
The Corporation has non-capital losses carried forward of approximately $2,198,400 available, for income tax purposes, to reduce future years' taxable income. These losses expire in the years 2002 to 2008.

(b) *Net Capital Losses*
The Corporation has net capital losses carried forward of approximately $4,499,000 available indefinitely, for income tax purposes, to reduce future years' taxable capital gains.

(c) *Canadian Exploration and Development Expenses*
The Corporation has Canadian Exploration and Development expenses of approximately $682,700 available, for income tax purposes, to reduce future income from resource properties.

(d) *Foreign Exploration and Development Expenses*
The Corporation has Foreign Exploration and Development expenses of approximately $840,600 available, for income tax purposes, to reduce future foreign income from resource properties.

9. Financial Instruments

The carrying amounts reflected in the balance sheets for sundry receivable, accounts payable and accrued liabilities approximates the fair values due to the short maturities of these instruments.